                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                 Under the Securities and Exchange Act of 1934
                               (Amendment No. 1)*

                               SIMTEK CORPORATION
                               ------------------
                                (Name of Issuer)

                          Common Stock $0.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                  829204-10-6
                                  -----------
                                 (CUSIP Number)

                              Anne L. Neeter, Esq.
                         General Counsel Associates LLP
                              1891 Landings Drive
                        Mountain View, California 94043
                                  (650) 428-3900
                           -----------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 21, 2000
                                 --------------
            (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

*the remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                            Index of Schedules
                                                            located on page 7.
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                                                               Page 2 of 9 Pages

CUSIP NO. 829204-10-6
          -----------

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Zentrum Mikroelektronik Dresden GmbH
          No IRS id number

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)              [_]

                                                            (b)              [X]

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3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (See Instructions)
                                                     WC

--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                     [_]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OF ORGANIZATION
                                         GERMANY


--------------------------------------------------------------------------------
Number of Shares        7.   SOLE VOTING POWER
Beneficially Owned              8,047,385
by Each Reporting       ________________________________________________
Person                  8.   SHARED VOTING POWER
                                -0-
                        ________________________________________________
                        9.  SOLE DISPOSITIVE POWER
                                8,047,385
                        ________________________________________________
                        10  SHARED DISPOSITIVE POWER
                                -0-

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    8,047,385

--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
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                                                               Page 3 of 9 Pages

     SHARES (See Instructions)
                         [_]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         27.8%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                         OO   (reporting person is a GmbH)

--------------------------------------------------------------------------------
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                                                               Page 4 of 9 Pages

Amendment No. 1 to Schedule 13D
-------------------------------
     Zentrum Mikroelektronik Dresden GmbH (the "Reporting Person" or "ZMD") hereby amends, as set forth below, its Statement on Schedule 13D, filed February 13, 1998 (the "Statement"), relating to the Common Stock of Simtek Corporation, a Colorado corporation ("Simtek"). Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed to them in the Statement.
ITEM 2.  Identity and Background.

     Item 2 is hereby amended and restated in its entirety as follows:

     This statement is being filed on behalf of Zentrum Mikroelektronik Dresden GmbH, a limited liability entity organized and existing under the laws of Germany. ZMD maintains its principal business address and principal executive offices at Grenzstrasse 28, 01190 Dresden, Germany. ZMD is a German limited liability entity (a "Gesellschaft mit beschraenkter Haftung") and its business is integrated circuit manufacturing and design.

     The citizenship, business address and principal occupation of each of the executive officers and directors of ZMD are set forth on Schedule A attached hereto and incorporated herein by this reference. ZMD is owned 100% by Sachsenring A.G., a German entity.

     During the last five years, neither ZMD nor, to the knowledge of ZMD, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither ZMD nor, to the knowledge of ZMD, any of the persons listed on Schedule A, have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 4.  Purpose of the Transaction.

     Item 4 is hereby amended and restated in its entirety as follows:

     The purpose of the original acquisition of Common Stock by ZMD was to provide funds to Simtek for product design and development purposes, which products were then manufactured and to be manufactured in significant part by ZMD in Dresden Germany. The parties entered into license and cooperation agreements in 1994 and 1995, pursuant to which ZMD has license and joint ownership rights to certain technologies and products of Simtek.

     The Cooperation Agreement of September 14, 1995, provides in Section 6 (see text in Item 6 of the Statement) that ZMD's ownership of Simtek will not exceed 30% of total equity without approval of Simtek's Board of Directors. ZMD has not asked and currently does not intend to ask the Simtek Board of Directors permission to exceed the 30%. The remaining
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                                                               Page 5 of 9 Pages

balance of ZMD's advances remains as a payable on Simtek's books.

     As part of the agreements between the Simtek and ZMD, ZMD has the right to nominate two members of the Board of Directors of Simtek. ZMD currently has not nominated any directors of the Simtek Board of Directors and but reserves the right to exercise its rights under its agreements with Simtek.

     ZMD has disposed of an aggregate amount of 1.7% of the outstanding shares of Common Stock of Simtek. ZMD's current intent is, depending on market conditions and other relevant factors, to eventually dispose of all or substantially all of ZMD's equity interest in Simtek. The timing of the disposition or dispositions will depend upon market conditions, the limitations of Rule 144, the availability of registration of ZMD's shares by Simtek, the availability of other lawful means of disposition, and other relevant factors and business considerations from time to time.

     Except as described above, ZMD has not formulated any plans or proposals which relate to or would result in any of the items described in paragraphs (a) through (j) of this item.

ITEM 5.  Interest in Securities of Simtek.

     Item 5 is hereby amended and restated in its entirety as follows:

          (a) ZMD owns 8,047,385 shares of Common Stock of Simtek, which is 27.8% of such class based on 28,955,226 shares of Common Stock outstanding as reflected in Simtek's December 20, 1999 filing with the SEC.

          (b) ZMD, through its chief executive officers, has the sole power to direct the vote of the shares of Common Stock and ZMD, through its chief executive officers acting with approval of the Board of Directors of ZMD, has the sole power to dispose or direct the disposition of the shares of Common Stock.

          (c) ZMD has disposed of around 500,000 shares of Common Stock of Simtek under Rule 144, at the then current market price(s), with transactions taking place on March 17-21, 2000.

          (d)  Not applicable.

          (e)  Not applicable.
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                                                               Page 6 of 9 Pages


SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2000      Zentrum Mikroelektronik Dresden GmbH

                              By: /s/ Detlef Golla
                                  -----------------------------------------
                              Name: Detlef Golla
                              Title: Chief Executive Officer (Geschaeftsfuehrer)

                              By: /s/ Thilo von Selchow
                                  -----------------------------------------
                              Name:  Thilo von Selchow
                              Title: Chief Executive Officer (Geschaeftsfuehrer)
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                                                               Page 7 of 9 Pages

                              INDEX OF SCHEDULES


                    Schedule             Page
                    ---------            ----

                        A                  8
          Information on controlling
          persons of ZMD (revised and restated)
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                                                               Page 8 of 9 pages

                                  SCHEDULE A
                   TO AMENDMENT NO. 1 TO SCHEDULE 13D FILED
                                      BY
                     ZENTRUM MIKROELEKTRONIK DRESDEN GMBH


The following amended and restated table sets forth certain information required by Item 2 concerning each of the directors and executive officers of ZMD and other control persons of ZMD as of the date hereof:

EXECUTIVE OFFICERS

(a) Name:                 Detlef Golla
(b) Business Address:     Zentrum Mikroelektronik Dresden GmbH
                          Grenzstrasse 28
                          01109 Dresden, Germany
(c) Principal occupation: Chief Executive Officer of ZMD
(d) and (e)               See the last paragraph of Item 2
(f) Citizenship:          German

(a)  Name:                Thilo von Selchow
(b)  Business Address:    Zentrum Mikroelektronik Dresden GmbH
                          Grenzstrasse 28
                          01109 Dresden, Germany
(c) Principal occupation: Chief Executive Officer of ZMD
(d) and (e)               See the last paragraph of Item 2
(f) Citizenship           German


BOARD OF DIRECTORS

(a) Name:                 Ernst Wilhelm Rittinghaus
(b) Business Address:     Zentrum Mikroelektronik Dresden GmbH
                          Gre nzstrasse 28
                          01109 Dresden, Germany
(c) Principal occupation: executive of Sachsenring A.G.
(d) and (e)               See the last paragraph of Item 2
(f) Citizenship:          German

(a) Name:                 Heinz Martin Humme
(b) Business Address:     Commerzbank AG
                          Breite Strasse 35
                          40213 Duesseldorf, Germany
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                                                               Page 9 of 9 Pages

(c) Principal occupation:    Executive Vice President
(d) and (e)                  See the last paragraph of Item 2
(f) Citizenship:             German


(a) Name:                    Werner Kathemann
(b) Business Address:        Dresdener Bank AG
                             PF 160140
                             60064 Frankfurt, Germany
(c) Principal occupation:    Managing Director of Venture Capital subsidiary
                             Dresdener Bank and Chairman of the Board
                             of ZMD
(d) and (e)                  See the last paragraph of Item 2
(f) Citizenship:             German


(a) Name:                    Dr. Hans Bauer
(b) Business Address:        Zentrum Mikroelektronik Dresden GmbH
                             Grenzstrasse 28
                             01109 Dresden, Germany
(c) Principal occupation:    retired semiconductor executive
(d) and (e)                  See the last paragraph of Item 2
(f) Citizenship:             German


(a) Name:                    Juergen Rabe
(b) Business Address:        Sachsenring Automobiltechnik A.G.
                             Crimmitschauer Strasse 67
                             08058 Zwickau, Germany
(c) Principal occupation:    Executive of Sachsenring
(d) and (e)                  See the last paragraph of Item 2
(f) Citizenship:             German


SHAREHOLDER

Name                         Sachsenring A.G.
State of its organization    Germany
Principal Business           Car parts
Address of Principal Office  Crimmitschauer Strasse 67
                             08058 Zwickau, Germany
(d) and (e)                  See the last paragraph of Item 2